

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

> **Re:** **Summit Hotel Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 9, 2010**
> **File No. 333-168686**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork, including logos that you intend to use in the prospectus.

3. We note your use of the following factual assertions throughout the prospectus. The basis for such factual assertions and for your management's beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing

support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:

- "We are a … leading hotel owner …."

- "The total number of hotels in the upscale and midscale without food and beverage hotel segments … is more than six times larger than the total number of hotels in the luxury and upper upscale segments…. We also believe that … we will be the only publicly traded REIT focused solely on these segments on a national basis."

- "Our hotels are located in markets with multiple demand generators in which we have extensive experience and that have historically offered strong risk adjusted returns."

- "Our initial portfolio is composed of 46 seasoned hotels with established track records and strong positions within their markets…."

- "… our hotels' competitive advantages in their respective markets…."

- "Over the last twenty years, our market segments have demonstrated the strongest compounded growth in demand of all segments of the lodging industry…."

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

5.   Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

Prospectus Cover Page

6.   We note that you have omitted the price range on the cover page and throughout the prospectus of this registration statement but have included a price range for this initial public offering in the Form S-4 for Summit Hotel OP, LP, file number 333-168685. Please revise the cover page and prospectus to provide the same price range as that provided in the Form S-4 or tell us why you have omitted it here.

Summary, page 1

7.   Please move the "Summary Risk Factors" section to immediately follow the "Our Competitive Strengths" section.

8.   We refer to your statement in the first paragraph on page 3 that your executive officers collectively have over 60 years of experience in the hotel business. Please do not aggregate the experience of your management.

9.   Please revise to eliminate unnecessary repetition from the summary. For example, much of the information you disclose in the "Overview" and "Our Competitive Strengths" sections in the summary is repeated in the "Our Business and Properties" section beginning on page 75.

Our Competitive Strengths, page 2

10.   Please explain what you mean by "stabilized cash flows."

11.   We note your reference to the term RevPAR penetration index and your disclosure of your weighted-average RevPAR penetration index. Please move all your disclosure regarding this calculation to a section of the prospectus where you have explained in detail how the index is determined. For example, we refer to your discussion on pages 56 and 57.

Our Industry and Market Opportunity, page 5

12.   We note your reference in this section to a "below table" regarding RevPAR growth. We are unable to locate such a table in the summary section. Please remove the reference or explain.

Summary Risk Factors, page 6

13.   Please include a statement, here and in the Distribution Policy section beginning on page 12, that you may be required to borrow funds or sell assets to pay distributions or that you may issue stock to satisfy your distribution requirements. In addition, please revise your disclosure to state that you may use proceeds from this or other offerings to pay distributions.

Our Formation Transactions, page 7

14.   We note that in connection with the reorganization, your operating partnership will issue 9,993,992 OP units to your predecessor's members. We refer to your disclosure on page 14 that your operating partnership will have 10,100,000 units outstanding after the merger. Please clarify, if true, that the 1,517,879 OP units to be issued to Mr. Boekelheide and his affiliates, and the 4,105 OP units to be issued to Mr. Aniszewski are included in the 9,993,992 OP units being issued to your predecessor's members. Also clarify here who will receive the remaining 106,008 OP units that will be issued.

Risk Factors

15.   Several of your risk factors include lengthy bullet point lists. Please review your risk factors to ensure that each risk factor presents only one risk. We note the following risk factors by way of example only.

   •   We may be unable to complete acquisitions that would grow our business, and even if they are completed, we may fail to successfully integrate and operate such acquired hotels, page 20;

   •   Joint venture investments could be adversely affected by a lack of sole decision-making authority and our reliance on the financial condition of our joint venture partners, page 25.

   •   Our operating results and ability to make distributions may be adversely affected by the markets in which we operate and risks inherent to the ownership of hotels, page 26; and

Use of Proceeds, page 44

16.   Please tell us if any of indebtedness to be discharged with the proceeds from the offering was incurred within the last year. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

17.   Please also provide all the disclosure required by Instructions 5 and 6 to Item 504 of Regulation S-K regarding proceeds from the offering to be used for acquisitions.

Distribution Policy, page 48

18.   Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 50. Due to the lack of in-place leases in a typical hotel, revenues are too difficult to predict, and as such, it is not appropriate to project an initial dividend distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

19.   We note that your predecessor may pay accrued and unpaid priority returns on Class A and Class A-1 membership interests through the business day immediately prior to the closing date of the related merger with the predecessor's available cash flow. Please discuss the impact this may have on your predecessor's liquidity.

Key Operating Metrics, page 56

20.   We refer to your discussion here and on page 80 of the methodology used to calculate RevPAR penetration index and note that it is subject to the minimum criteria established by Smith Travel Research. It is unclear from your disclosure, however, what additional criteria you use to calculate your RevPAR penetration index. Please revise your disclosure to clarify if you use additional criteria. In addition, please tell us if this metric is calculated by you or by Smith Travel Research on your behalf.

Liquidity and Capital Resources, page 65

21.   Please revise your discussion of liquidity to disclose the amount of debt for which you have not yet received lender consents for the merger. Please include a discussion of what you intend to do if any of these lenders ultimately will not provide consents. To the extent you would have to repay outstanding debt, please reflect this in your pro forma financial statements.

Contractual Obligations, page 68

22.   In addition to the contractual obligations table on a pro forma basis, please revise to include a contractual obligations table on a historical basis.

Our Portfolio, page 83

23.   Please tell us how you will account for the sale of the eight parcels of vacant land.

Our Hotel Operating Agreements, page 95

24.   Please provide a summary of the key terms of your franchise agreements and your agreements with your hotel manager. Your description should address material fees, the term of the agreements, material termination provisions such as those based upon performance or financial metrics and other material terms.

Assets Held for Sale, page F-20

25.   Please revise your accounting policy for assets held for sale to value them at the lesser of historical cost or fair value less costs to sell. Refer to ASC 360-35-38 to 35-40. Additionally, you note that you have committed to sell six parcels of land, but the disclosure on page 83 indicates there are eight parcels of land which you have committed to sell. Please clarify these references are to the same assets, and reconcile the difference.

Item 33. Recent Sales of Unregistered Securities, page II-1

26. We note that you issued and sold shares in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D. Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of any required Form D.

Item 36. Financial Statements and Exhibits, page II-2

27. Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
Edward W. Elmore, Esq.
Hunton & Williams LLP